Diamond Foods, Inc.
600 Montgomery Street, 17th Floor
San Francisco, CA 94111
November 6, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Parker Morrill

Re:	Diamond Foods, Inc. Registration Statement on Form S-3 Filed September 30, 2009 File No. 333-162221
Dear Mr. Morrill:
     We have received your letter, dated October 21, 2009, conveying comments of the staff of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced filling of Diamond Foods, Inc. (“Company”). Responses to your comments are provided below. For ease of reference, we have set forth below each of the staff’s comments in bold, italicized text in the same numbered order in which they appear in your letter.
Description of Securities to be Registered, page 6
Debt Securities, page 11
Conversion or Exchange Rights, page 13
1.	You state at page 13 that debt securities may be convertible into or exchangeable for shares of equity securities of your subsidiaries or affiliates. It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of such securities will be effected in compliance with the registration requirements of the Securities Act.
Response:
     We have revised the prospectus at page 13, and the related indentures, to eliminate any reference to debt securities that may be convertible into or exchangeable for shares of equity securities of our subsidiaries or affiliates.

Incorporation of Certain Information by Reference, page 21
2.	We note that you incorporate by reference your annual report on Form 10-K for the fiscal year ended July 31, 2009. We also note that your annual report on Form 10-K incorporates disclosure regarding your officers and directors by reference to your proxy statement for your 2010 annual meeting of stockholders, and that such proxy statement has not been filed. Before your registration statement is declared effective, you must either file the definitive proxy statement or include the officer and director information in the Form 10-K. See Securities Act Forms Compliance and Disclosure Interpretations Question 123.01, available at www.sec.gov.
Response:
     We acknowledge the comment, and will seek acceleration of effectiveness of the subject registration statement only after the definitive proxy statement for our annual meeting has been filed.
Exhibit 5.1
3.	It appears that you are registering preferred stock purchase rights that are attached to shares of your common stock. Please obtain and file a revised legal opinion that covers such purchase rights.
Response:
     We believe we are not registering the offer and sale of preferred stock purchase rights under this registration statement, because those rights exist only in association with shares of common stock. As requested, our counsel has revised the legal opinion to include reference to the preferred stock purchase rights associated with outstanding shares of our common stock. Please refer to new Exhibit 5.1.
4.	With regard to the limitations numbered (3) and (4) in the paragraph beginning “This opinion is qualified by ...” at page 4 of the opinion, please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate. We may have further comments after reviewing counsel’s explanation.
Response:
     Our counsel provided the following response to this comment number 4:
     Since at least 1998 when the New TriBar York Report1 was published, bar association reports and other opinion literature, in use both within and outside of California and New York, have identified the central role played by customary practice in giving, receiving and interpreting

[1]	Third Party “Closing” Opinions, 53 Bus. Law 676 (1998) (the “New York TriBar Report”).

opinion letters.2 Since there are no statutes or regulations that identify what customary practice is, most opinion practitioners rely upon bar association reports and treatises to interpret what legal opinions mean and the exceptions and limitations that should be included.3 As a result, we cite relevant guidance as to limitations that should be included in an opinion regarding the enforceability of the Debt Securities and Warrants for the purchase of Debt Securities, generally referred to as a “remedies” opinion.
     Limitation (3)
     After analyzing customary practice in connection with usury, we believe that our clause (3) limitation — regarding the applicability of usury laws — is overbroad. We have retained the exclusion for usury laws in the legal opinion, but narrowed our exclusion to describe more accurately the situations not customarily covered. As stated in the Legal Opinion Treatise,4 “Whether or not stated expressly, the opinion as a matter of customary practice is read to cover only violations of law by the company. Thus the opinion is read not to cover a violation by a lender of a state usury law.” The limitation in clause (3) now reads as follows:
“(3) The effect of laws relating to usury or permissible rates of interest for loans, forbearances or the use of money to the extent that a party to the Debt Security or a Warrant to purchase Debt Securities, other than the Company, violates any such laws.”
     Limitation (4)
     In connection with the clause (4) limitation — the exclusion for indemnification and similar provisions — we believe that there is considerable uncertainty regarding the enforceability of these provisions as being contrary to federal or state securities laws. The California Bar Report summarizes the need for this exclusion (at page B-3), as follows:
The public policy against permitting one party to shift liability for breaches of the securities laws to another party, the conflicting judicial policies applicable to indemnities by buyers in securities purchase transactions, and the absence of decisive relevant case law make it difficult to render an opinion regarding the enforceability of such contractual provisions. Thus it is customary practice to include an exception in a remedies opinion relating to the enforceability of those provisions.
The California Report indicates that §14 of the Securities Act of 1933, as amended, voids any waiver of compliance with federal securities laws and cites the following cases:

[2]	Report on Third Party Remedies Opinions, Opinions Committee, Business law Section, State Bar of California (2007 Update) (the “California Bar Report”).

[3]	RESTATEMENT (Third) of the law Governing Lawyers (2000), §95.

[4]	Glazer & Fitzgibbon on Legal Opinions, Donald W. Glazer, Scott FitzGibbon and Steven O. Weise, Aspen Publishers, 2008 (the “Legal Opinion Treatise”), at §13.2.2.2 page 538.

     (a) Laventhol, Krekstein, Horwath & Horwath v. Horwitch5 in which an underwriter and an accounting firm sought indemnity against the issuer in respect of a misrepresentation in material prepared for a public offering of the issuer’s securities. The Court explained in denying indemnification that allowing a party to escape liability for misrepresentations in the context of a securities transaction would thwart the goal of the federal securities laws: to encourage diligence and to deter negligence.
     (b) Doody v. E.F. Hutton & Co6 in which the court refused to enforce an indemnification provisions that would have forced the buyer to pay the sellers attorneys fees in a securities fraud action.
     (c) Zissu v. Bear, Stearns & Co7where the court enforced an indemnification provision despite the buyer’s argument that enforcing the provisions requiring plaintiff to pay for the defendant’s attorneys’ fees in a securities fraud action was against the public interest.
     The Legal Opinion Treatise at page 376, footnote 16, states that “. . . contractual limitations on liability and releases of claims are not legally enforceable to the extent they purport to protect a party from liability for prospective violations of the antifraud rules”, citing Turkish V. Kasenetz.8
     As a result, we believe that there is sufficient uncertainty in the law to require us to retain the clause (4) limitation on page 4 of the legal opinion regarding indemnification, and that customary practice supports the use of this limitation.
5.	We note that the statement in the legality opinion regarding the valid and binding nature of your obligations with respect to the warrants is limited to warrants to purchase debt securities. Your revised legal opinon should also provide, if true, that the warrants to purchase shares of preferred stock and warrants to purchase shares of common stock will be your legal, binding obligations.
Response:
     The legal opinion has been revised as requested.
6.	Each time that you do a takedown of any of the securities from this shelf registration, you must file a “clean” opinion of consel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

[5]	Laventhol, Krekstein, Horwath & Horwath v. Horwitch, 637 F. 2d 672, 676 (9th Cir. 1980).

[6]	Doody v. E.F. Hutton & Co, Inc., 587 F. Supp. 829 (D. Minn. 1984).

[7]	Zissu v. Bear, Stearns & Co, 627 F. Supp. 687 (S.D.N.Y 1986).

[8]	Turkish V. Kasenetz, 27 F.3d 23, 27-28 (2d Cir. 1994).

Response:
     We confirm that in connection with the takedown of any securities from this shelf registration, we will file a customary opinion of counsel regarding the takedown securities as an exhibit to a Current Report on Form 8-K or other suitable filing.
     Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 445-7444, or Horace Nash, Esq. of Fenwick & West LLP, our outside legal counsel, at (650) 335-7934.
Sincerely,
/s/ Steven M. Neil
Steven M. Neil
Executive Vice President
Chief Financial and Administrative Officer

cc:	Stephen Kim, Esq., Diamond Foods, Inc. Horace Nash, Esq., Fenwick & West LLP